Exhibit 99.1

Intercont (Cayman) Limited

2026 Strategic Plan Release – Anchoring the Core Shipping Business, Multi-Sector Synergy Opens New Growth Trajectories

SINGAPORE, Feb. 12, 2026 (GLOBE NEWSWIRE) -- Recently, Intercont (Cayman) Limited (hereinafter referred to as “Intercont”) released its 2026 strategic outlook and growth plan, positioning this year as a critical inflection point for strategic cross-domain presence and value transformation. The plan clarifies that Intercont’s future growth will remain anchored in its shipping business, while actively exploring high-potential sectors. Building upon consolidating its existing strengths in shipping, Intercont plans to expand its ro-ro vessel green shipping business, strategically acquire the Web3 enterprise zCloak, and subsequently enter into the Artificial Intelligence (AI) field, thereby constructing a multi-dimensional growth matrix of “Green Shipping + Web3 & AI Infrastructure” to bring strong momentum to long-term value growth. Behind this strategic positioning lies Intercont’s precise assessment of the industry trend of deep integration between the digital and real economies, market opportunities under the restructuring of global industrial division of labor, and the extension path of its own core capabilities.

Deepening the Core Shipping Business: Fortifying the Operational Foundation

As a global shipping enterprise headquartered in Singapore, Intercont’s core business focuses on global maritime transportation services. It operates primarily through two segments under its subsidiaries: time chartering and vessel management. Subsidiaries such as Top Moral, Top Creation, Top Legend, and Max Bright all generate core revenue from chartering business. Seizing the dual opportunities presented by the global shipping industry’s low-carbon transition and the surging demand for new energy vehicles and cross-border e-commerce logistics, Intercont’s Singapore-based subsidiary, Openwindow, entered into a strategic partnership with CINCO INTERNATIONAL HONGKONG LIMITED in October 2025, acquiring ro-ro vessels to expand its green shipping segment. This cooperation not only infuses new green momentum into Intercont’s fleet but is also expected to generate stable cash flow. According to estimates, post-transaction, Intercont will take over existing time charter contracts, which are projected to generate cumulative book revenue of approximately USD 110 million and cumulative net profit of approximately USD 88 million (unaudited estimate) during the contract period. By providing diversified green transportation solutions, Intercont expects to further enhance customer stickiness and market reputation, strengthen its ESG framework and market competitiveness, thereby constructing a sustainable virtuous cycle of “Operations-Financing-Brand-Valuation”.

In 2026, Intercont will continue to prioritize “optimizing its core business” as a strategic focus. By improving operational efficiency and optimizing cost structure, it plans to achieve steady growth in business cash flow. Simultaneously, Intercont will focus on projects with high input-output ratios and embed compliance throughout all processes, solidifying the “ballast stone” for multi-sector business expansion.

Proposed Acquisition of zCloak Transaction: Unlocking the Synergistic Link Between Web3 and AI

In 2026, global AI technology is transitioning from the experimental phase to a critical cycle of enterprise-scale deployment. The OpenAI report, The State of Enterprise AI 2025, indicates that enterprise adoption of AI has shifted from “pilot exploration” to “scaled deep application”.[1] Concurrently, AI Agents are evolving from mere “conversational assistants” into “digital employees” capable of autonomously executing transactions, signing contracts, and invoking services. However, a core question emerges: When AI makes business decisions on behalf of humans, how can we ensure it is trustworthy, traceable, and accountable?

To enter the Web3 domain and acquire core capabilities in AI and digital finance, Intercont entered into a Memorandum of Understanding with zCloak, a leading Singapore-based Web3 technology services company, in December 2025, planning to strategically acquire a minority stake of no more than 50% in Starks Network Ltd.

zCloak is committed to building trusted transaction infrastructure for the AI era, with its core competency lying in the deep integration of AI-trusted infrastructure and digital finance. Its technological system revolves around the core proposition of “making AI accountable and payments programmable.” In terms of AI trustworthiness, zCloak’s self-developed Agent Trust Protocol (ATP) binds a traceable digital identity to each AI Agent. On the digital finance front, zCloak has constructed a complete stablecoin payment tech stack, supporting multi-chain wallet management for mainstream stablecoins like USDC and USDT, and implementing an “AI proposes, human approves” risk control mechanism; cross-border payments are compressed from the traditional 3-5 days and 3-7% fees to minute-level settlement with costs below 0.1%. The fusion of these two capabilities is expected to position zCloak as a key infrastructure provider for the AI Agent economy era — enabling AI not only to think and decide but also to execute value exchange within a trusted and compliant framework.

If this acquisition is completed, through post-acquisition integration, Intercont is expected to bypass homogeneous competition in generic large-scale models and instead acquire two scarce capabilities: firstly, applying zCloak’s AI identity and auditing technology to scenarios such as shipping supply chains and vessel management, achieving compliance and traceability in AI-assisted decision-making; secondly, leveraging the stablecoin payment infrastructure to optimize cross-border settlement efficiency and reduce capital costs and exchange rate risks in global shipping operations. This move expects to position Intercont to form differentiated competitive advantages along the dual mainlines of “AI + Shipping” and “Digital Finance + Shipping”, offering global customers secure, efficient, and low-cost intelligent solutions.

Focusing on the AI Field: Concentrating on Infrastructure, Building Platform Capabilities

Leveraging zCloak’s AI technology support, Intercont will focus its AI strategy on the “platform and infrastructure layer” — the core hub connecting computing power, data, models, and industry demand, which is also the area with the highest technological barriers and the most enduring commercial value.

In the build-out of AI infrastructure, data center construction and global expansion have become key strategic levers . Intercont plans to position Turkey as a hub for overseas expansion. Intercont has already signed an NDA with a Turkish energy company, and subsequent letters of intent are planned, aiming for deep collaboration. Leveraging Turkey’s geopolitical advantage connecting advanced European technology, Middle Eastern energy resources, and Asian manufacturing capacity, along with its robust submarine cable network and rapidly growing digital economy, Intercont will advance the phased deployment of AI-ready data center nodes: first focusing on pilot implementations for essential industries like finance and telecommunications; then integrating zCloak’s technological resources to form a closed loop of “technology-infrastructure-scenario”; and finally building a regional-level data center serving cross-border business across Asia, Europe, and Africa. This will be coupled with cultivating a localized talent pool through partnerships with local universities and research institutions, radiating capabilities to surrounding markets. This “hub-and-spoke + local adaptation” model aims to mitigate regional market volatility risks and achieve steady global expansion.

Simultaneously, Intercont will adopt an open and win-win philosophy to build its AI ecosystem, actively engaging with partners in areas such as computing hardware supply, data governance, and industry-specific solutions, exploring paths for joint technology R&D and shared infrastructure development, and promoting the scaled implementation of AI infrastructure.

Strategic Closure: Multi-Sector Synergy, Advancing Towards a Platform Enterprise

Ms. Muchun Zhu, CEO of Intercont, stated: “2026 represents a critical inflection point for Intercont’s value transformation and valuation framework shift. On one hand, we possess the cash flow foundation and support derived from our core shipping business. Concurrently, we will lead the Group into higher-barrier, higher-compounding growth trajectories: AI infrastructure. We are not participating in the red ocean competition of generic large models; instead, we are focusing on the foundational capabilities most critical for the future AI economy. Our strategy is clear: using shipping assets as the cash flow foundation, AI infrastructure as the growth engine, and leveraging the Turkey data center node as the strategic hub for global deployment, we will progressively build a company with long-term platform attributes and compounding growth characteristics.”

Data Source:

[1]	The State of Enterprise AI 2025

https://cdn.openai.com/pdf/7ef17d82-96bf-4dd1-9df2-228f7f377a29/the-state-of-enterprise-ai_2025-report.pdf

About Intercont (Cayman) Limited

Intercont (Cayman) Limited is a global shipping enterprise with plans for seaborne pulping operations. Under a visionary management team, Intercont is dedicated to providing customers with efficient and environmentally friendly transportation solutions through innovative business models and technology. For more information, please visit: https://www.intercontcayman.com.

Forward-Looking Statement

This press release contains statements of a forward-looking nature. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact information:

investorrelations@intercontcayman.com

+65 88182399

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